
UBICS Annual Report 2001
NITY
INC

OPPORT

Financial Highlights

(In thousands, except per share data)

Income Statement Data	Year Ended December 31, 1997	1998	1999	2000	2001
Revenues	$20,549	$30,314	$37,875	$42,324	$38,895
Net income	$1,880	$2,096	$609	$7	(4,348)
Basic and diluted earnings per share	$0.36	$0.32	$0.09	$0.00	(.62)
Weighted average shares	5,259	6,496	6,480	6,747	7,025
Diluted average shares	5,275	6,530	6,489	6,831	7,025

Balance Sheet Data	Year Ended December 31, 1997	1998	1999	2000	2001
Working capital	$15,158	$15,459	$15,544	$14,753	$7,548
Total assets	$18,132	$21,218	$21,684	$24,898	$20,608
Total debt	—	—	—	—	—
Total stockholder's equity	$15,284	$17,280	$17,889	$18,774	$14,414

2001 brought about the unity of UBICS with the European Community and offshore development centers in India. By grasping new opportunities, UBICS has established the company's global presence in the Information Technology industry. Now, with software development arms on three continents, UBICS' global resources are ready to respond to requirements with scalable solutions. The newfound infrastructure enables UBICS to deliver cost effective software projects quicker than ever before. The focus of 2002 will be the alignment of these business units so, ensuring client objectives are met in the most efficient manner possible without sacrificing the highest level of customer service.



UNITY

Corporate Profile

UBICS Inc. is a full-service organization dedicated to providing international information technology (IT) solutions from its U.S., United Kingdom and India locations. UBICS provides a wide range of professional services in such areas as client/server design and development, ERP & CRM package implementation and customization, e-commerce/Internet, application maintenance programming, data base, systems and network administration, network engineering, and business process re-engineering. 2001 marked the creation of its SquareRadius division which provides web development, digital media, graphic design, strategic planning and custom kiosk solutions within various industries across the United States, Europe and Asia. DSF Internet Services, a 70% owned UBICS subsidiary, is an ISO 9001:2000 certified organization providing offshore web development capabilities that compliment and augment U.S., European and Asian operations.



Dr. Vijay Mallya's 2001 Letter to the Shareholders

To my fellow shareholders:

The relationship between UBICS and the world in which we work and live became much closer in 2001. Before September, the U.S. economy and most of the rest of the world had already fallen into the first general recession since 1991.

Then came the attacks on the World Trade Center and the United States Pentagon. Not only were the attacks themselves significant, but also the response that followed.

Nothing escaped greater scrutiny in our lives. Our relationships. Our personal and career goals. Our priorities. Our families. Our feelings of security.

Stock markets and global economies suffered terribly from September through the remainder of the year. The travel and transportation industries felt the immediate and most severe impacts, but none of our customer industries were left untouched. Consequently, those of us in the services industries felt the effects of a bad economy turning worse.

In this process, we rediscovered some basic human values that while never fully lost, are now more deeply appreciated. We found that these values are universal. To be sure, they are important to us in our personal lives, but they are invaluable to us in our work.

These events came at a time when UBICS was already working to reposition itself for the future through expansion efforts that would increase our presence in Europe, India and North America, while prudently managing our costs.

In 2001, we saw the first downturn in our business since going public in 1997. 2001 revenues declined 8% to $38.9 million. We endured the first loss in our company's history, $4.3 million, which was due, in large part, to $4 million in restructuring and special charges.

Still, these temporary setbacks have not deterred UBICS from pursuing opportunities for long-term growth, particularly in expanding the IT solutions area.

In the second quarter, we acquired Oakwood Technical Services, a small group of privately held United Kingdom-based companies that together hold a leadership position in information, consulting and technical services in Europe. Throughout the year, we worked to establish Oakwood as our European Community's base for IT work and offshore-developed projects.

Late in the third quarter, we acquired a 70% stake in DSF Internet Services Private Limited (DSF), a privately held New Delhi-based technology firm that specializes in web solutions. The acquisition has given UBICS a significant advantage over competitors by providing the highest quality offshore development capabilities available, were further strengthened when the rganization obtained their ISO 9001:2000 certification.

To consolidate costs associated with our web solutions business, we re-branded our North American divisions CobaltCreative and UB Interactive under one umbrella – SquareRadius. The name was selected to reflect the group's market focus on the architecture, building and design industries, along with expanded services in web application development.

In spite of the difficult economy we faced in the first three quarters, we were extremely excited about and confident in our company's long-term prospects with respect to the decisions we were making and the early progress we had seen.

We took pride in the people who have formed our teams and who have given 100% commitment to our clients, regardless of the challenges they faced. Their loyalties to their clients formed a common bond, enabling our people to transcend company lines and geographic boarders to work seamlessly toward common goals.

And UBICS took its place in the global community of leading IT services companies through the creation of an international infrastructure centered on meeting the needs of our global client base, following our philosophy of satisfying clients on both a technical and professional basis. While our numbers were fewer at the end of the year, UBICS was able to retain and maintain a core group of bright, talented and enthusiastic professionals that will serve as our foundation for future growth.

In 2001, we remained focused on a philosophy that is centered on organic growth complemented by selective acquisitions. We continue to believe that with each acquisition, we must increase our skills, our market share, our practices and our shareholder value.

Looking to the future, we have developed a vision that can just as easily be tied to the values we place on unity, opportunity and community.

We will continue to invest in SquareRadius and DSF Internet Services as part of our long-term strategy to become a leader in providing web solutions combined with an offshore capability.

We will invest in UBICS India, our Bangalore-based development facility that was renovated in September. UBICS India is now better equipped to handle software development, maintenance and networking solutions that serve clients brought forth by the UBICS UK and U.S. offices.

We will invest in the expansion of our sales and marketing forces to increase revenues for both DSF and SquareRadius. Our focus is on expanding the marketing presence of SquareRadius in Southern California, Washington, D.C. and in Arizona that will ultimately increase project work for DSF.



"Looking to the future, we have developed a vision that can just as easily be tied to the values we place on unity, opportunity and community."

We will work to build and expand our IT staffing business in both Europe and the U.S. through programs designed to meet the needs of professional service integrators, manufacturing companies, financial services organizations and insurance companies.

In 2002, we will be client centered in every corner of our organization. We will work constantly to attract and retain the best field consultants in the industry. We will invest in training and skills development for all of our people. And we will explore every avenue that could lead us to newer, larger and more promising markets.

Unity, Opportunity and Community. These are the building blocks on which we are basing the future of UBICS.

Sincerely,

Dr. Vijay Mallya
Chairman of the Board



Bob Harbage's 2001 Letter to the Shareholders

Report to the shareholders:

Dr. Mallya's vision for UBICS has served as a guiding force for me and our senior management team since he brought me aboard nearly two years ago. This vision was invaluable to me when steering our Company through one of the roughest periods in recent economic and world history.

In 2001, UBICS saw a decline in demand for consulting services in the United States, Europe and India. This led to the Company having an increased number of consultants waiting to be deployed. These developments were, in part, the cause of the Company's decrease in net income early in the year.

The third quarter of 2000 was our best ever with over $10 million in revenues. To respond to the increase in demand, in the first quarter of 2001, we recruited 300 consultants who were ready and willing to travel to the U.S. as work became available. Recruitment costs for the quarter amounted to over $400,000. As demand sharply decreased in 2001, we were not able to place these consultants on projects and this contributed to significant losses in the first quarter.

To adjust to the decline in the economy and in demand, the Company began a strategic investment program and selective cost control initiative coupled with planned organizational upgrades with the long-term goal of positioning UBICS for the future.

In the first quarter of 2001 we reduced corporate staff by 25%, which resulted in $1 million in cost savings. Our consultant staff was reduced by 8%, which yielded an additional savings of about $1.6 million. Consultants involved in the reduction process were not currently engaged on projects. At the same time, the Company added consultants on a selective basis, making sure to upgrade our skill sets and match them to client needs. We also began a "bench strength" program, which allowed us to better manage consultant overhead and housing/relocation costs. The philosophy behind the program was to have consultants wait on a virtual "bench" in India until they were placed. To further achieve improved efficiencies, we utilized teleconference and videoconference capabilities as part of the interview process.

But cost management was just the beginning. We took significant steps to reconstitute our management team throughout the year, making sure to tap the talents of new hires and new members of the team who joined us with some of our acquisitions.

London-based Sal Hatteea, Managing Director of UBICS U.K., joined the Company in 2001 and is responsible for growing UBICS' presence throughout Europe through increased numbers of both placements and projects. In 2001, Sal's team sold several projects that utilized the UBICS Bangalore offshore development facility. Project work included simplifying the application process/data entry work for an international credit card company, maintenance and development work, and the creation of an automated delivery and tracking system for a transportation group.

We targeted Anmol Taneja, the New Delhi-based Chief Executive Officer of DSF Internet Services, as a leader in growing our web solutions business when we acquired 70% of his company in September 2001. Anmol spearheaded DSF's ISO 9001:2000 certification from the British Standards Institute (BSI) this year. He can also be credited with developing web-based applications for prestigious clients such as Doordarshan, Electrolux, Usha International Ltd., All India Radio and the Indian Air Force. DSF was also instrumental in providing back-end technical support to the Shady Side Academy project that was sold by SquareRadius. SquareRadius created a project plan, an engaging graphical user interface and provided direction to DSF for the technical components of the site.

And with the expansion of UBICS India in Bangalore, we were fortunate to have added Sundararajan Seshadri, our Vice President of Asian Operations. Sundar is in charge of growing our offshore software development solutions in addition to overseeing recruitment activities in Asia. His team in India has supported project work sold by the UBICS UK office and plans to support the US Solution sales efforts in 2002.

Critical to our long-term effort to manage our cost infrastructure during this down economic period was the opportunity to add an industry-experienced Chief Financial Officer, which resulted in the hiring of Neil Ebner in the second quarter. Neil has since analyzed every facet of our Company's financial health and worked aggressively to improve cash flow, maintain the balance sheet, achieve improved productivity and cost-efficiencies, and ultimately to help increase our valuation for shareholders. By the year's end, we reduced the number of days sales' outstanding (DSO) to 46 from 67, an unprecedented achievement for any company in our industry. We strengthened our cash position and continued to maintain a balance sheet with no debt. Corporate overhead was reduced by 50% by year-end, which reflected a series of tactical force reduction measures and a critical sacrifice made by senior managers, who agreed to take a 15% salary reduction. Other segments of the workforce took slightly lower salary reductions to avoid the need for further staff cuts.

UBICS United States struggled to maintain revenue numbers in 2001, however we are proud of the achievements made in the Insurance, Energy, Transportation, Financial Services and Manufacturing industries. Five accounts produced more than $500,000 of revenue each over the last year, each the outcome of solid relationship building by our sales team. Of note is the fact that UBICS seized an important opportunity at a growing pizza company when we completed a comprehensive PeopleSoft upgrade that tested our

approach of providing solution teams to client projects. The UBICS team came through with flying colors, upgrading the client's Human Resources, Payroll and Base Benefits software to PeopleSoft 8.0. Leveraging this experience, we are developing a marketing campaign targeting companies that must upgrade their PeopleSoft systems before March 2003 which is when support for previous versions of PeopleSoft will be discontinued by the software provider.

Equally important, in the second quarter we announced that the Company's Board of Directors authorized a stock repurchase program, where the Company would buy up to $500,000 of UBICS' common stock. This reflected our belief that UBICS' shares were and continue to be undervalued, and provide a sound investment opportunity for the Company. As of December 31st, 2001, we had purchased 220,115 shares at a total cost of $239,000 and plan to continue to buy back shares on an ongoing basis until we feel the stock is no longer undervalued.

Through some smart acquisitions, we augmented our global presence and began the integration process that will allow us to give our clients the best comprehensive solutions as cost-effectively as possible. We believe that to achieve our long-term growth objectives, we will have to continue to make it easy for client companies around the world to depend on us, and our flexible model of performing project work on site, off site or offshore.

By the end of the third quarter, we had repositioned our Company in the web solutions area and began to achieve solid cost-efficiencies for our clients in the IT services segment thanks to the team attitude of our professionals at SquareRadius, DSF Internet Services, Oakwood and UBICS India.

To recap, SquareRadius, which we acquired in July of 2000, provided us with a strong design team on which to build our web solutions business in North America, backed by equally strong offshore technical solutions support in New Delhi-based DSF Internet Services. DSF, which we added in September of 2001, broadens our expertise and capacity in this area, enabling us to offer greater cost-efficiencies than our competitors. Oakwood, which became part of UBICS in March of 2001, gives UBICS the foothold it has long needed to grow its consulting business throughout Europe. And UBICS India provides the same off-shore advantages as DSF, only with a focus on offering software development, maintenance and networking solutions.

At year-end, we were able to put together a portfolio of companies and a team of managers that leverage our expanded global presence and an expertise that reflects our seasoned and aggressive management team that will come to personify the new, global UBICS brand of IT services and solutions.

As a result, while our Company experienced its first loss in its history in 2001, we are confident that the actions we have taken and the strategy we are following will help us weather the storm and reposition the Company to emerge from this recession stronger than before. Dr. Mallya has detailed where your senior management team plans to take UBICS in the coming year, and we have never been more confident on how we will get there. His vision is one we have all embraced.

So I can assure you that as we move your Company forward, we will continue to find ways to reduce costs; to find and retain the right people to meet market and specific client needs; to attract the kind of clients and projects that will help our bottom line and our positioning in the marketplace; to build our brand in the U.S.A., the United Kingdom, Asia, and in other parts of the world; to smartly deploy our consultants and leverage our offshore resources; and to selectively pursue acquisitions and investments that improve our skill sets and increase our value to our clients and markets.

On a personal note, it would be hard to reflect on the year that was 2001 and not think seriously about the events of September 11th, which changed the way we now approach life and work. In the course of this past year, I learned a great deal about what's most important to me, and one of those things is the group of people at UBICS.

I have never been more proud of an organization in my career. These past few months, as tough as they've been on the business front, have been some of the most special in my memory. This group comes to work every day ready to tackle challenges we could not imagine just one year ago. And it is my pleasure to report that our people rise to the occasion each and every day.

It is with great confidence that I tell you that your UBICS team can and will do whatever it takes to make UBICS a leading global entity in IT services and web solutions.

Thank you for your continued interest in and support of your Company.

Sincerely,

Robert C Harbage

Robert Harbage
President and Chief Executive Officer


COMM


UNITY

UBICS Headquarters

1 Pittsburgh, PA

UBICS Sales Offices

2 Scandinavia (Iceland)
3 London, UK
4 Bangalore, India
5 San Francisco, CA
6 Pittsburgh, PA
7 Phoenix, AZ
8 Los Angeles, CA
9 Washington, DC

UBICS Recruitment Locations

10 Delhi, India
11 Bangalore, India
12 Johannesburgh, SA
13 Singapore
14 Dubai
15 St. Petersburg/Moscow, Russia
16 Pittsburgh, PA

SquareRadius Locations

17 East Coast
18 West Coast
19 Europe
20 India

Shareholder Information

Board of Directors

Dr. Vijay Mallya
Chairman of the Board
Chairman of the UB Group

Robert C. Harbage
President & Chief Executive Officer

Scott Heldfond
Managing Partner, eSEED Capital LLC

Manohar B. Hira
Director, UBICS

Christopher C. Melton
President & Chief Executive Officer, CNP Inc.

Rahul Merchant
Global Head of Risk Technology, Merrill Lynch

Kent D. Price
President, Robert Kent & Company

Management Team

Dr. Vijay Mallya
Chairman of the Board

Robert C. Harbage
President & Chief Executive Officer

Greg Doyle
Vice President Solutions Sales

Neil M. Ebner
Chief Financial Officer
Vice President of Finance & Accounting

Sal Hatteea
Managing Director
UBICS UK

Elizabeth Pennell
Vice President Business Development
Solutions Sales

Sundararajan Seshadri
Vice President
Asian Operations

Dennis M. Stocker
Senior Vice President
Sales & Marketing

Anmol Taneja
Chief Executive Officer
DSF Internet Services Private Limited

Candace Wade
Chief Executive Officer
SquareRadius

Corporate Information

Corporate Headquarters
333 Technology Drive, Suite 210
Canonsburg, PA 15317
(724)746-6001
(724)746-9597 Fax
www.ubics.com

Transfer Agent & Registration
Mellon Investor Services
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 17660
www.melloninvestor.com

Research Coverage
Parker/Hunter Inc.
Timothy M. Slevin
600 Grant Street
Pittsburgh, PA 15219

Independent Public Accountants
Arthur Anderson LLP
2100 One PPG Place
Pittsburgh, PA 15222

Corporate Council
Pepper Hamilton LLP
One Mellon Bank Center, 50th Floor
Pittsburgh, PA 15219

Common Stock
The Common Stock is traded on the Nasdaq National Market under the symbol "UBIX"





UBICS Corporate Headquarters
333 Technology Drive
Suite #210
Canonsburg, PA 15317
724-746-6001
www.ubics.com

SquareRadius Corporate Headquarters
15300 N. 90th St.
Suite #700
Scottsdale, AZ 85260
480-367-8646
www.squareradius.com

UBICS & SquareRadius European Headquarters
Viewpoint
Basing View
Basingstoke
Hampshire RG21 4RG
+44 1256-350005

UBICS India Headquarters
Richmond Tower
#51 Richmond Road
Bangalore–560025
Karnataka State
India
91 (080) 212-4028

DSF Internet Services Pvt. Ltd.
30 Hauz Kahs Village
3rd Floor
New Delhi 110 016
India
91 (011) 696-9822
www.dsfinternet.com

UBIX
NASDAQ
LISTED

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number 0-23239

UBICS, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	**34-1744587** (I.R.S. Employer Identification No.)
333 Technology Drive, Suite 210, Canonsburg, Pennsylvania (Address of Principal Executive Offices)	**15317** (Zip Code)

(724) 746-6001
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:
None.

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant as of March 15, 2002 (based on the closing price of such stock on the Nasdaq National Market on such date) was $3,955,064.

The number of shares of the registrant's Common Stock, par value $.01 per share, outstanding as of March 15, 2002 was 6,938,709.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into the indicated Part of this Form 10-K:

Proxy Statement relating to 2002 Annual Meeting of Stockholders (Part III), except for the performance graph, Report of the Compensation Committee and Report of the Audit Committee.

UBICS, INC.

FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business*

Summary

UBICS, Inc. ("UBICS" or the "Company") provides information technology ("IT") professional services to large and mid-sized organizations. UBICS provides its clients with a wide range of professional services in such areas as client/server design and development, enterprise resource planning ("ERP") package implementation and customization, e-commerce applications design and development, applications maintenance programming and database and systems administration. UBICS' services are provided primarily on a time-and-materials basis to client-managed projects, with UBICS IT professionals providing integral support as project team members. With respect to website design and development projects, UBICS' services are provided on a fixed price basis. During 2001, UBICS provided IT professional services to more than 250 clients in a range of industries and locations. Several of the Company's clients include Advance Auto Parts, Caterpillar, Eddie Bauer, General Electric, Johnson Controls, and The Hartford. UBICS' high standards for responsiveness and service quality promote growing client relationships and recurring revenues. The Company believes that its centralized, low-overhead operating model enables it to respond quickly to client demand for IT professional services. UBICS meets this demand through its employed IT professionals and its management of an extensive network of subcontractors. The Company currently has approximately 200 IT professionals deployed with its clients worldwide.

One of the key factors supporting UBICS' growth has been its ability to recruit and deploy, on short notice, skilled IT professionals. The Company recruits IT professionals from India and other countries worldwide. In order to ensure a continuous supply of IT professionals the Company has established a recruiting and training center in India. The initial phase of the center was placed in operation in the fall of 1998 and an expansion was completed in 1999. The Company uses this center to enhance its recruiting efforts and to train its IT professionals prior to placement. The Company also selectively uses the substantial resources and established reputation of the UB Group, to support its recruiting efforts. The UB Group is a multinational group of companies headquartered in Bangalore, India with operations in Asia, the Far East, the Middle East, Africa, Europe and the U.S. The UB Group consists of companies under the control of Vijay Mallya, Chairman of the Company and the indirect beneficial owner of approximately 55% of the outstanding shares of common stock of the Company. Companies in the UB Group are principally engaged in the manufacture and sale of beer, spirits, pharmaceuticals, paint and coating products and in the hotel and resort business. The worldwide revenue of the companies in the UB Group is currently approximately $2 billion per annum.

The Company completed the acquisitions of UBICS (UK) Limited (formerly Oakwood Technical Services Limited), Square Radius (UK) Limited (formerly European Software Services (UK) Limited) and Reflex I.T. Solutions Limited (collectively, "UBICS UK") in March 2001, and seventy percent (70%) of the equity share capital of DSF Internet Services Private Limited ("DSF") in India in September 2001. During 2000, the Company had acquired Square Radius, Inc. (formerly Cobalt Creative, Inc.). The Company currently has offices in the Pittsburgh, Pennsylvania; Scottsdale, Arizona; London, U.K.; Bangalore, India and Delhi, India areas.

Services

The Company's IT professionals help clients identify, analyze and solve data processing and computing problems in such areas as: (i) client/server design and development; (ii) ERP package implementation and customization; (iii) e-commerce applications design and development; (iv) applications maintenance programming; and (v) database and systems administration. These services are provided in a variety of computing environments utilizing leading technologies including client/server architectures, object-oriented programming languages and tools, distributed database management systems, computer-aided software engineering ("CASE") tools, ERP packages, groupware and advanced networking and communications

technologies. The Company's engagements cover every aspect of the life cycle of computer systems, from strategy and design to development and implementation and, finally, to maintenance and support.

The majority of the Company's services are provided on a time-and-materials basis with UBICS IT professionals providing services as members of the client's project team. The Company's SquareRadius subsidiary provides web-site design services on a fixed-price basis. Generally, these services are provided on-site to clients whose current personnel do not have the requisite technical skills or to clients with specific projects requiring additional staffing that do not justify permanent personnel increases. The scope of the work performed by the Company ranges from specific, minor tasks of three months in duration involving a single IT professional to large, complex tasks that require several IT professionals for a year or longer. Examples of larger tasks include developing new client/server systems and maintaining mature mainframe systems that cannot be quickly replaced.

ERP software services consist primarily of assisting clients in implementing and customizing package application software on client/server systems. Clients seeking these services are generally businesses that are migrating from legacy mainframe applications or are implementing enterprise-wide client/server architectures. The Company is seeking to expand the volume of ERP software services that it provides by developing relationships with package software firms. In addition, the Company has purchased additional hardware and software and supporting facilities that will enable it to train its IT professionals in the use and implementation of such ERP package software. The Company also continually adjusts the scope of services which it provides in order to meet the changing needs of its clients.

The Company's SquareRadius subsidiary provides a complete cycle of service, from strategic planning and project management, to the creative and technical services required in the areas of website design and development, digital media, corporate design and branding, e-commerce and virtual tours. While most of this work is done at UBICS' facility in Scottsdale, Arizona, customer participation is generally very high. Customers seeking these services range from small start-ups to niche firms to large companies. The project length and scope can range from one week to year long development and marketing campaigns.

The Company's UBICS UK subsidiaries engage in the business of information, consulting and technical services ranging from high-level strategic human resources planning to project outsourcing and on-site consulting.

The Company's DSF subsidiary engages in the business of software development, including video/audio streaming, web designing and content management.

The Company's services are described below:

UBICS Services	Methods/Tools	Description
Client/Server Design and Development	• Tools/Languages: PowerBuilder, Visual Basic, Developer 2000, Delphi, SQL Windows, Visual C++, Java, Lotus Notes, Smalltalk • Databases: Oracle, Informix, Sybase, SQL Server, Unify • CASE Tools: ER-Win, Designer 2000, IEF	• System design • Requirements analysis and definition • Data modeling • Prototyping • Development • Testing and implementation • Network design • Internet/intranet solutions • Legacy transformation/data porting
ERP Package Implementation and Customization	• ERP Packages: Baan, PeopleSoft, Oracle, SAP	• Implementation of packaged software solutions • Customization • Integration • Data modeling • System support • Database administration • End-user training
E-Commerce / Internet	• Tools/Languages: Java, Pearl, CGI, Java Beans, HTML DHTML, ActiveX, ASP, Domino, Oracle Webserver	• Web development, Internet/intranet solutions, Applet developments, Workflow, Firewalls (security)
Applications Maintenance Programming	• Programming environments: COBOL, CICS, PL/1, RPG/400, COBOL/400 • Databases: DB2, IMS, IDMS • Y2K Tools: MicroFocus Revolve	• System design • Development • Program conversion • Data conversion • User interface conversion • Testing and implementation • Date conversion
Database and System Administration	• Databases: Oracle, Informix, Sybase, SQL Server, Unify • Tools: HP OpenView, CiscoWorks, Bytex Network Management System, AT&T OneVision	• Database administration • Datawarehousing • Network administration • Unix and Windows NT System administration

Sales and Marketing

UBICS focuses its sales effort primarily on placing its IT professionals in high value-added positions within large and mid-sized organizations through a direct sales force currently consisting of 14 professionals. The Company serves the U.S. market primarily through its headquarters in the Pittsburgh, Pennsylvania area. UBICS leverages the mobility of its IT professionals and its centralized, low-overhead sales and marketing effort to service all areas of the U.S.

The Company's sales force is organized primarily by geographic region and/or practice lines. The Company's sales professionals are responsible for managing client relationships and identifying new business opportunities within their assigned regions and/or practice lines. UBICS' sales professionals are required to meet monthly targets for new accounts and placements, based upon the experience and tenure of the sales professional. Compensation of sales professionals is based heavily upon incentives for strong financial performance, including gross margin contribution, within their region and/or practice lines.

The Company's sales organization employs a variety of methods to identify potential clients and industry trends, including referrals from existing clients and the Company's IT professionals. The Company's sales professionals begin the sales process by identifying and analyzing the prospective client's existing software configuration and development requirements, and the size and scope of its internal IT resources. The sales

professional then submits a proposal with the resumes of IT professionals having skills that match the prospective client's project requirements. After the client has engaged the Company, the sales professional continuously monitors and builds the relationship between the client and the IT professionals to ensure client satisfaction and the successful progress and completion of the assignment.

While the Company's focus remains on expanding its sales and marketing efforts in the U.S., it has expanded its international operations by opening its recruiting and training center in India. Because UBICS currently has a sufficient supply of IT professionals awaiting deployment, the Company has deferred previously disclosed plans to establish offshore recruiting offices in various foreign locations (other than stated above).

In addition to UBICS' pursuit of new clients, the Company actively markets its services to its existing clients, seeking to proactively meet the needs of its clients and maximize placement success. The Company's success in developing and retaining clients is due, in large part, to its ability to maintain a continuous supply of qualified IT professionals. This is made possible by the Company's extensive network of nearly 80 subcontracting firms from which it can source qualified IT professionals to supplement, if necessary, its employed IT professionals. The Company believes that this network of subcontractors provides the Company with a significant sales and marketing advantage. The Company's relationship with these subcontractors ensures that the Company can effectively meet client needs quickly, thus establishing UBICS as a primary provider of IT professional services.

The Company's efforts in the area of web design have been towards building a focused and penetrative approach. Utilizing the customer base in all areas of the Company, sales managers are compensated based on the development of additional services and products to these customers. Vertical focus areas within real estate, insurance, manufacturing, and financial services are identified through national, regional and local periodicals and research forums. The sales process begins with an initial phone call but outside sales is the primary communication model. A consultative and creative approach is taken to match the Company's services with the immediate needs of the potential customer. Once a formal proposal is submitted and approved, the customer is assigned a full time project manager who is responsible for delivery, quality, budget and coordination. Long term relationships are developed through adherence to strict timelines and quality standards.

Clients

Substantially all of the Company's clients are large and mid-sized companies, systems integrators or other significant users of IT. During 2001, the Company provided services to over 250 clients in a range of industries. During 2001, approximately 21% of the Company's revenues were derived from its top five clients—The Hartford, Electronic Computer Services, Advent Inc., MRJ Technology Solutions and Visual Services. The Hartford accounted for approximately 9%, 6% and 5% of the Company's revenues for 2001, 2000 and 1999, respectively.

The following is a partial list of organizations to which the Company has provided, or is providing, services:

Technology	Retail	Industrial	Consumer Products	Financial
Ansys, Inc.	Advance Auto Parts	Caterpillar	Dow Corning	AGFirst Farm Credit Union
Creo Products, Inc.	Boscov's Department Stores	ABB Power	Fruit of the Loom	International Monetary Fund
GE Access	Eddie Bauer	Johnson Controls	Greenheck Fans	Moodys Risk Management Service
McHugh Software International	Spartan Stores, Inc.	General Electric	Phillips-Van Heusen Corp.	The Hartford

The Company seeks to provide high quality, responsive service in order to maximize its client retention rate and secure follow-on engagements. A significant number of the Company's clients have selected UBICS to provide additional services.

Human Resources

The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. As of December 31, 2001, the Company had 204 IT professionals deployed at client sites. The Company currently has three full-time practice managers, all of whom have technical backgrounds that enable them to

effectively evaluate the skills and qualifications of potential candidates. The Company also has a recruiting team dedicated to managing relationships with the Company's network of subcontractors. UBICS takes a proactive approach to recruiting based on skill requirement forecasts. The Company continually receives resumes from prospective employees in response to advertisements placed in trade publications and newspapers and on the internet. In addition, UBICS IT professionals are actively involved in identifying and referring new employees and screening candidates for new positions. The Company recruits primarily in India, but also has recruited from other areas of the world, including the U.S., the United Kingdom, the Middle East and the Far East.

As a result of its relationship with the UB Group, UBICS benefits from the established reputation and infrastructure that the UB Group has in India. The Company has also established a recruiting and training infrastructure in India.

UBICS employs a stringent selection method that consists of a three-stage interview process. During the first stage, a general interview is conducted to gather background information and references. The candidate next has a technical interview with a technical panel, which is comprised of experts in their respective skill areas. During the final step, the candidate is interviewed to assess the candidate's client interaction skills and to verify the candidate's suitability for assignment to a project in the U.S.

The Company believes that the qualifications of its IT professionals give it a competitive edge. To maintain and enhance their skills, UBICS IT professionals attend training workshops and seminars where they learn to use the latest tools and techniques. The Company utilizes its training facility in India, to train UBICS IT professionals in ERP software packages and other higher value-added technologies, and thereby enhance the skill base of such professionals.

The Company maintains a database which catalogs the technical profiles, location, availability, mobility and other factors relating to available IT professionals. This database enables the Company to quickly identify and deploy appropriate IT professionals for various client engagements.

The Company's IT professionals typically have Masters or Bachelors degrees in Computer Science or another technical discipline as well as at least two years of IT experience. As of December 31, 2001, the Company had 250 employees worldwide comprised of 177 IT professionals, 28 sales and marketing personnel and 45 general and administrative personnel. Over 90% of the Company's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. UBICS engages legal counsel to prepare, file and process H-1B visa applications with the U.S. Immigration and Naturalization Service.

The Company also uses subcontracted IT professionals to effectively meet client needs when UBICS IT professionals are unavailable. The Company maintains strong relationships with nearly 80 vendor subcontractors located worldwide. As of December 31, 2001, 74 of its deployed IT professionals, or approximately 36%, were supplied by subcontractors. As the Company increases its investment in recruiting and retaining qualified IT professionals, it believes the ratio of UBICS IT professionals to IT professionals deployed from subcontractors will increase. It has been and continues to be to the Company's advantage, however, to maintain this subcontractor network to help meet its clients' needs. The Company applies the same process and standards in selecting IT professionals from subcontractors as it does in recruiting its employed IT professionals.

The Company has a focused employee retention strategy that includes career planning, training and benefits.

Competition

The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Five" accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, contract programming companies and temporary staffing firms. Many of these

competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there is a risk that clients may elect to increase their internal IT resources or limit the number of outside service providers to satisfy their applications solutions needs. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, quality of service and perceived value. The Company believes that it competes favorably with respect to these factors.

The interactive and multimedia market is very diverse and competitive, making it difficult for the various competitors to distinguish themselves. In most regional markets, the Company competes against traditional advertising and IT companies as well as individuals operating out of a small office or home. With this vast difference, competition based on actual capability and depth is often overshadowed by price and relationship. The Company believes that it is well positioned from a pricing and size perspective and its biggest competitive edge is in penetration of services and products within specific industries.

Intellectual Property Rights

The Company relies upon a combination of nondisclosure and other contractual arrangements, including entering into confidentiality agreements with its employees, and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company has filed a U.S. trademark registration application covering the service mark "UBICS" which, if granted, would give the Company the presumption of ownership in the U.S. of the "UBICS" mark for the services identified in the registration. Although the Company does not deem trademarks or service marks to be material to its business, when in its best interests, the Company seeks such protection for its services. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

Item 2. ***Properties***

The Company's corporate headquarters is located in the Borough of Canonsburg, Pennsylvania, approximately 15 miles south of Pittsburgh, Pennsylvania. The Company's senior management, administrative personnel, human resources and sales and marketing functions are housed in this 22,815 square foot facility which is leased by the Company pursuant to a lease agreement, which expires on August 27, 2003. The Company believes that this location has sufficient space for its current and anticipated near-term needs.

The Company leased two facilities in Scottsdale, Arizona to house SquareRadius administrative personnel, production team, design team, and sales and marketing personnel. The first facility of 3,653 square feet is leased by the Company pursuant to a lease agreement which expires on May 31, 2003. The second facility is approximately 1,400 square feet which was leased pursuant to a lease agreement which expired on December 31, 2001 and was vacated. The Company also subleases a 4,439 square foot office in the San Francisco suburb of Sausalito, California for use as a sales and marketing office. The Company subleases this space from a member of the UB Group.

The Company leases a facility in Bangalore City, India to house UBICS India Private Limited management, administrative personnel, human resources and technical personnel. The 5,000 square foot facility is leased by the Company pursuant to a lease agreement which expires on July 31, 2002.

The Company leases a facility in Basingstoke, U.K., approximately 50 miles southwest of London, to house UBICS (UK) Limited and SquareRadius (UK) Limited management, administrative personnel, human resources, sales and marketing personnel and technical personnel. The 2,198 square foot facility is leased by the Company pursuant to a lease agreement which expires on August 4, 2002.

The Company leases a facility in New Delhi to house DSF management, administrative personnel, human resources, sales and marketing personnel and technical personnel. The 4,000 square foot facility is leased by the Company pursuant to a lease agreement which expires on April 1, 2003.

Item 3. ***Legal Proceedings***

The Company is not a party to any litigation that is expected to have a material adverse effect on the consolidated financial position, results of operation or liquidity of the Company or its business.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended December 31, 2001.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

(a) *Market Information:*

The sole class of outstanding equity securities of the Company is its common stock, par value $.01 per share (the "Common Stock"). The Common Stock is traded on the Nasdaq National Market under the symbol "UBIX". The following table sets forth, for the periods indicated the range of high and low closing sale prices for the Common Stock on the Nasdaq National Market. The Common Stock commenced trading on the Nasdaq National Market on October 31, 1997 at an initial public offering price of $10.00 per share.

Quarter Ended	High	Low
March 31, 2000	$11.75	$2.56
June 30, 2000	$ 5.25	$2.38
September 30, 2000	$ 3.44	$2.25
December 31, 2000	$ 2.38	$1.25
March 31, 2001	$ 2.38	$1.38
June 30, 2001	$ 1.74	$1.00
September 30, 2001	$ 1.86	$0.48
December 31, 2001	$ 0.83	$0.51

As of March 20, 2002, there were approximately 70 record holders of Common Stock.

The Company has never paid dividends on its Common Stock. The Company currently intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The payment of future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

Item 6. *Selected Financial Data*

	(In thousands, except per share data) Year Ended December 31,				
	2001	2000	1999	1998	1997
Income Statement Data:					
Revenues	$38,895	$42,324	$37,875	$30,314	$20,549
Cost of revenues	28,771	31,344	27,722	20,896	13,695
Gross profit	10,124	10,980	10,153	9,418	6,854
Selling, general and administrative expenses	15,631	10,635	8,849	6,495	3,738
Merger related expenses(1)	—	—	869	—	—
Restructuring	892	902	—	—	—
Income/(Loss) from operations	(6,399)	(557)	435	2,923	3,116
Interest income, net	361	659	556	611	71
Income before income taxes	(6,038)	102	991	3,534	3,187
Provision/(Benefit) for income taxes	(1,690)	95	382	1,438	1,307
Net income/(loss)	$ (4,348)	$ 7	$ 609	$ 2,096	$ 1,880
Basic and diluted earnings/(loss) per share	$ (0.62)	$ 0.00	$ 0.09	$ 0.32	$ 0.36
Basic—weighted average shares outstanding	7,025	6,747	6,480	6,496	5,259
Diluted—weighted average shares outstanding	7,025	6,831	6,489	6,530	5,275

	December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$ 7,548	$14,753	$15,544	$15,459	$15,158
Total assets	20,608	24,898	21,684	21,218	18,132
Total debt	—	—	—	—	—
Total stockholders' equity	14,414	18,774	17,889	17,280	15,284

(1) These expenses relate to the termination of the Company's proposed acquisition of R Systems, Inc.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements and notes thereto included in Item 8 of this report.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The factors that may cause actual results to differ materially from the forward-looking statements include ability to recruit and maintain qualified IT professionals, changes in laws and regulations specifically immigration laws, competition and economic conditions in the geographic regions in which the Company conducts its operations, general economic conditions, success of the Company's marketing efforts and the demand for outsourced IT professionals. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements.

Overview

UBICS, founded in 1993, provides IT professional services to large and mid-sized organizations. UBICS provides its clients with a wide range of professional services in such areas as client/server design and

development, ERP package implementation and customization, e-commerce applications design and development, applications maintenance programming and database and systems administration. UBICS' services are provided primarily on a time-and-materials basis to client-managed projects, with UBICS IT professionals providing integral support as project team members. With respect to website design and development projects, UBICS' services are provided on a fixed price basis.

The Company's revenues are based on the hourly billing of its IT professional services and on the fixed prices for its website design and development services. Revenue is recognized as services are provided. The Company has increased the average billing rates of its IT professionals as the demand for skilled and experienced professionals has expanded, in particular for IT professionals placed on ERP package implementation and customization projects. As of December 31, 2001, 44 IT professionals, or approximately one-fifth of the Company's deployed IT professionals, were placed on such projects.

UBICS effectively minimizes the number of days IT professionals are not assigned to projects by proactively marketing these professionals to clients. Resource managers closely monitor the availability of IT professionals and utilize subcontractors when UBICS IT professionals are unavailable. The Company maintains strong relationships with nearly 80 subcontractors located worldwide. During 2001, approximately 35% of the Company's revenues were derived from IT professionals deployed from subcontractors. As of December 31, 2001, IT professionals deployed from subcontractors comprised 74 of the Company's 204 deployed IT professionals. The Company believes that its network of subcontractors enables it to maintain closer relationships with clients by fulfilling more of their needs for IT professional services. Management believes that as the Company increases its investment in recruiting and retaining qualified IT professionals, the ratio of UBICS IT professionals to subcontractor IT professionals will increase.

Since inception, the Company has developed relationships with 655 clients in a range of industries and currently has IT professionals deployed at nearly 103 of these clients. The Company's five largest clients accounted for approximately 21% of revenues for 2001. While this revenue concentration has remained fairly constant, the Company believes that the continuing growth in its client base and revenues should reduce the percentage of revenue attributable to its largest clients. The Company's strategy is to continue to provide services to clients in a range of industries, in order to reduce credit risk from conditions or occurrences within any specific industry or region in which these clients operate.

On March 30, 2001, the Company completed the acquisition of all of the outstanding common stock of Oakwood Technical Services Limited, European Software Services (UK) Limited and Reflex I.T. Solutions Limited in the United Kingdom for a consideration of 1.4 million Pounds Sterling or approximately US$2.0 million. On December 21, 2001, the parties agreed to reduce the total consideration to be paid by the Company to 1.1 million Pounds Sterling or approximately US$1.6 million.

On September 6, 2001, the Company, through its UBIX Computer Services Limited subsidiary, completed the acquisition of seventy percent (70)% of the equity share capital of DSF Internet Services Private Limited in India for a purchase price of $825,000. UBICS also paid $175,000 and issued 219,173 shares of the common stock of the Company to Fifth Dimension Limited for its services in connection with the transaction.

Restructuring

During 2001, the Company recorded a restructuring charge of $892,000, of which approximately $460,000 was associated with a write-off of unused office space, approximately $170,000 was related to merging the Company's UB Interactive division with its SquareRadius subsidiary, approximately $160,000 was associated with a write-off of obsolete assets, and approximately $100,000 was related to the elimination of 32 technical, sales & marketing and management positions.

During 2000, the Company recorded a restructuring charge of $902,000, of which $450,000 was related to a payable to the Company's former Chief Executive Officer as part of his severance agreement, $100,000 was related to a signing bonus paid to the Company's new Chief Executive Officer pursuant to his employment

agreement and $352,000 represented the value of 100,000 shares of common stock granted to the Company's new Chief Executive Officer pursuant to his employment agreement.

As of December 31, 2001, $639,000 of the restructuring charges remained as an accrual on the consolidated balance sheet.

Results of Operations

The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

	Percentage of Revenues		
	Year Ended December 31,		
	2001	2000	1999
Revenues	100.0%	100.0%	100.0%
Cost of revenues	74.0	74.1	73.2
Gross profit	26.0	25.9	26.8
Selling, general and administrative expenses	40.2	25.1	23.4
Merger related expenses(1)	—	—	2.3
Restructuring	2.3	2.1	—
Income/(Loss) from operations	(16.5)	(1.3)	1.1
Interest income, net	1.0	1.6	1.5
Income before income taxes	(15.5)	0.2	2.6
Provision/(Benefit) for income taxes	(4.3)	0.2	1.0
Net income/(loss)	(11.2)%	0.0%	1.6%

(1) These expenses relate to the termination of proposed acquisition of R Systems, Inc.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Revenues for the year ended December 31, 2001 were $38.9 million, compared to $42.3 million for the year ended December 31, 2000, a decrease of $3.4 million, or 8%. The decrease in revenues was due to weaker demand in the IT staffing industry. This was partially offset by revenue generated by UBICS UK and DSF of $1.6 million and $81,000, respectively. The number of the Company's deployed IT professionals decreased to 204 at December 31, 2001 from 291 at December 31, 2000.

Gross Profit

Gross profit consists of revenues less cost of revenues. Cost of revenues is comprised principally of IT professional salaries and benefits, including subcontractor professional costs and relocation expenses. Gross profit for 2001 was $10.1 million, compared to $11.0 million for 2000, a decrease of $0.9 million, or 8%. The decrease in gross profit year over year was due primarily to the decrease in revenue for the same period. Gross profit as a percentage of revenues increased to 26.0% for 2001, compared to 25.9% for 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of costs associated with the Company's sales and marketing efforts, executive, finance and human resource functions, facilities, telecommunications and other general overhead expenses. Selling, general and administrative expenses for 2001 were $15.6 million, compared to $10.6 million for 2000, an increase of $5.0 million, or 47%. Selling, general and administrative expenses as a

percentage of revenues increased to 40.2% for 2001 from 25.1% for 2000. SG&A expenses for 2001 included $3.1 million of special charges. In the quarter ended June 30, 2001 the Company wrote-off $618,000 of excess costs related to the in-house implementation of PeopleSoft human resources/finance software. The weaker demand in the staffing industry led the Company to conduct a review of its internal operations and resulted in the following charges taken in the quarter ended September 30, 2001. The Company wrote-off $1.3 million of receivables that were deemed uncollectible. The Company recorded charges of approximately $800,000 associated with medical costs, vacation, variable executive compensation and payroll taxes. Also during the third quarter, the Company accrued approximately $130,000 associated with preliminary results of a state sales tax review presently in progress. Finally, to conform with lives more predominantly used in the industry, a decision was made to change the estimated useful life for the Company's computers to three years from five years and change the useful life of furniture and equipment to five years from seven years. This resulted in a charge of approximately $118,000. The remainder of the overall increase, approximately $1.9 million, was primarily comprised of incremental increases due to acquisitions of $1.4 million, increase in amortization and depreciation expense of $179,000, increases in goodwill expense of $170,000 and increase in marketing expense of $99,000.

Restructuring

The Company recorded a restructuring charge of $892,000 in the quarter ended September 30, 2001, of which approximately $460,000 was associated with a write- off of unused office space, approximately $170,000 was related to merging the Company's UB Interactive division with its SquareRadius subsidiary, approximately $160,000 was associated with a write-off of obsolete assets, and approximately $100,000 was related to a reduction in workforce to better reflect market opportunities.

Interest Income, net

Interest income, net for 2001 was $361,000 compared to interest income, net of $659,000 for 2000. The decrease resulted from the reduction in the amount of cash available for short-term investments and lower interest rates.

Provision/(Benefit) for Income Taxes

The Company's effective tax benefit was 28.0% for 2001 compared to an effective tax rate of 93.1% for 2000. The decrease is mainly due to the effect of nondeductible goodwill and the increase in pretax loss in 2001.

Net Income/(Loss)

Net loss for 2001 was $4,348,000, compared to a net income of $7,000 for 2000, a decrease of $4,355,000. The net loss as a percentage of revenues decreased to (11.2)% for 2001, compared to a net income as a percentage of revenues of 0.0% for 2000. The decrease in net income was largely due to lower revenue, an $892,000 restructuring charge, special charges totaling $3.1 million and a reduction in interest income of approximately $300,000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Revenues for the year ended December 31, 2000 were $42.3 million, compared to $37.9 million for the year ended December 31, 1999, an increase of $4.4 million, or 12%. Approximately 80% of the increase in revenues was due to an increase in the number of IT professionals deployed to provide services to new and existing clients and approximately 20% of the increase in revenues was due to higher average hourly billing rates. The number of deployed IT professionals increased to 291 at December 31, 2000 from 270 at December 31, 1999, and the Company broadened its client base since inception to 586 clients through December 31, 2000 from 427 clients through December 31, 1999.

Gross Profit

Gross profit consists of revenues less cost of revenues. Cost of revenues is comprised principally of IT professional salaries and benefits, including subcontractor professional costs and relocation expenses. Gross profit for 2000 was $11.0 million, compared to $10.2 million for 1999, an increase of $0.8 million, or 8%. The increase in gross profit was primarily due to an increase in revenue of $4.4 million. Gross profit as a percentage of revenues decreased to 25.9% for 2000, from 26.8 for 1999. The decrease in gross profit as a percentage of revenues resulted primarily from an increase in the percentage of employee IT professionals waiting to be deployed and from increases in rates charged by subcontractors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of costs associated with the Company's sales and marketing efforts, executive, finance and human resource functions, facilities, telecommunications and other general overhead expenses. Selling, general and administrative expenses for 2000 were $10.6 million, compared to $8.8 million for 1999, an increase of $1.8 million, or 20%. The increase in selling, general and administrative expenses was primarily due to an increase in selling, general and administrative personnel. Selling, general and administrative expenses as a percentage of revenues increased to 25.1% for 2000 from 23.4% for 1999.

Restructuring

One-time expenses for 2000 were $902,000. The one-time expenses included $450,000 payable to the Company's former Chief Executive Officer as part of his severance agreement, $100,000 paid to the Company's new Chief Executive Officer as a signing bonus pursuant to his employment agreement and $352,000 representing the value of 100,000 shares of common stock granted to the Company's new Chief Executive Officer pursuant to his employment agreement.

Merger-related expenses

Merger related expenses for 1999 were $869,000 or 2.3% as a percentage of revenues. These are non-recurring in nature and relate to the termination of the Company's proposed acquisition of R Systems, Inc.

Interest Income, net

Interest income, net for 2000 was $659,000 compared to interest income, net of $556,000 for 1999. The increase resulted from reinvesting of interest earned on short term investments.

Provision for Income Taxes

The Company's effective tax rate was 93.1% for 2000 compared to 38.5% for 1999. The increase is mainly due to the effect of non-deductible goodwill on a relatively small pretax income in 2000.

Net Income

Net income for 2000 was $7,000, compared to $609,000 for 1999, a decrease of $602,000 or 99%. The net income as a percentage of revenues decreased to 0% for 2000, compared to 1.6% for 1999. The decrease in net income as a percentage of revenues resulted primarily from the reduction of gross profit as a percentage of revenues and increase in selling, general and administrative expenses as a percentage of revenues.

Quarterly Financial Information (unaudited)

	(In thousands except per share data) Quarter Ended			
	Mar. 31, 2001	June 30, 2001	Sep. 30, 2001	Dec. 31, 2001
Revenues	$10,777	$10,599	$ 9,334	$ 8,185
Income/(Loss) before income taxes	(1,102)	(823)	(3,728)	(385)
Provision/(Benefit) for income taxes	(387)	(288)	(1,528)	513
Net income/(loss)	(715)	(535)	(2,200)	(898)
Basic and diluted earnings/(loss) per share	$ (0.10)	$ (0.08)	$ (0.31)	$ (0.13)

	(In thousands except per share data) Quarter Ended			
	Mar. 31, 2000	June 30, 2000	Sep. 30, 2000	Dec. 31, 2000
Revenues	$ 9,319	$10,213	$11,593	$11,199
Income/(Loss) before income taxes	272	(360)	621	(431)
Provision/(Benefit) for income taxes	105	(11)	302	(301)
Net income/(loss)	167	(349)	319	(130)
Basic and diluted earnings/(loss) per share	$ 0.03	$ (0.05)	$ 0.05	$ (0.02)

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount calculated for year end.

Liquidity and Capital Resources

Net cash used by operating activities was $1.4 million for the year ended December 31, 2001 compared to net cash used by operating activities of $0.7 million for the comparable period in 2000. Net cash used by operating activities for the year ended December 31, 2001 is primarily due to a net loss of $4.3 million. The net loss was largely due to lower revenue, an $892,000 restructuring charge, special charges totaling $3.1 million and a reduction in interest income of approximately $300,000. Net cash used by operating activities for 2000 is primarily due to increase in accounts receivable of $1,559,000 offset by net income and non-cash charges for depreciation, goodwill and stock based compensation aggregating $695,000.

Net cash used by investing activities was $2.8 million in 2001, an increase of $2.0 million compared to 2000. The increase was primarily due to the acquisition of UBICS UK and DSF for a combined $2.5 million offset with a decrease in purchases of property and equipment of $238,000 and decreases in merger related expenses of $269,000.

Net cash used by financing activities was $140,000 in 2001, an increase of $140,000 compared to 2000. The increase was primarily due to the Company's stock repurchase program.

In 2001, the Company continued its program to repurchase, from time to time, up to an additional $500,000 of its outstanding capital stock for investment or other general corporate purposes. This board approved repurchase program was announced on July 3, 2001. During 2001, the Company purchased 200,000 share of its capital stock at a total cost of $138,000, bringing the total number of shares purchased to 220,000 shares. Repurchases may be made from time to time in the open market, in negotiated or other permissible transactions.

Capital expenditures for the years ended December 31, 2001 and 2000 were $183,000 and $415,000, respectively. Because of the economic slowdown, the Company has deferred previously disclosed plans to establish offshore recruiting offices in various foreign locations. Except as set forth above, the Company currently has no material commitments for capital expenditures.

The Company currently anticipates that $7.1 million in available cash balances, together with the existing sources of liquidity and cash generated from operations, will be sufficient to satisfy its cash needs at least through the next twelve months.

Economic Trends

In periods of an economic slowdown and in light of the recent terroristic activities, the Company may be subject to additional risks arising in connection with information technology infrastructure spending resulting in increased strain on the Company's financial condition.

Effect of Inflation

The Company does not believe that its operations have been materially affected by inflation.

Recently Issued Financial Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Accounting for Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company is currently evaluating the effect that the adoption of the goodwill impairment provisions of SFAS No. 142, that are effective January 1, 2002, will have on its consolidated results of operations and financial position. The adoption of SFAS No. 142 may have a material adverse effect on consolidated results of operation and financial position. Goodwill amortization of $259,036 per annum will no longer be recorded beginning January 1, 2002.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and ARB No. 51, "Consolidated Financial Statements". This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently evaluating the impact of this statement on its consolidated financial position and results of operations.

U.S. Regulation of Immigration

The Company's services historically have been performed in the U.S., and the Company has recruited most of its IT professionals outside the U.S. The Company's business, therefore, is subject to U.S. immigration laws. Over 90% of the Company's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. There is a limit on the number of new H-1B permits that may be approved in any U.S. government fiscal year. In the federal fiscal year ended September 30, 2000, this limit was reached in March. In the federal fiscal year ended September 30, 2001, this limit was not reached. The inability to obtain H-1B permits during the federal fiscal year ended September 30, 2000 resulted in increased use of subcontractor professionals by UBICS. The possible inability to obtain H-1B permits in future years could result in increased use of subcontractor professionals by UBICS.

In October 2000, the U.S. government increased the limit of new H-1B permits to 195,000 for each of the next three federal fiscal years starting from fiscal year 2001.

In future years where the limit on H-1B permits is reached, the Company may again be unable to obtain enough H-1B permits to meet its requirements. If the Company were unable to obtain H-1B permits for its IT professionals in sufficient quantities or at a sufficient rate, the Company's business, operating results and financial condition could be materially adversely affected.

The U.S. government, in connection with its increase in the limit on H-1B permits, also imposed a fee to be paid by companies for new approvals and for renewals. The imposition of such fees has not had a material adverse impact on the Company's results of operations.

Congress and administrative agencies with jurisdiction over immigration matters have, from time to time, expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating result and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company currently does not invest excess funds in derivative financial instruments or other market risk sensitive instruments for the purpose of managing its foreign currency exchange rate risk or for any other purpose.

The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and accounts payable are approximately equivalent. All other financial instruments are classified as current as current and will be utilized within the next operating cycle.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental financial data required by this Item are set forth on the following pages.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of UBICS, Inc. have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include amounts based on management's best estimates and judgments.

Management has established and maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that the Company's financial records reflect authorized transactions of the Company. The system of internal controls includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears on page 17 of this Form 10-K. As part of its audit of the Company's financial statements, Arthur Andersen LLP considered the Company's system of internal controls to the extent it deemed necessary to determine the nature, timing and extent of its audit tests. Management has made available to Arthur Andersen LLP the Company's financial records and related data.

The Board of Directors will pursue its responsibility for the Company's financial reporting and accounting practices through its Audit Committee, all the members of which are non-employee directors. The independent public accountants have direct access to the Audit Committee with and without the presence of management representatives, to discuss the results of their audit work and their comments on the adequacy of internal accounting controls, and the quality of financial reporting.

/s/ DR. VIJAY MALLYA

Dr. Vijay Mallya
Chairman and Director

/s/ ROBERT HARBAGE

Robert Harbage
President, CEO and Director

/s/ NEIL M. EBNER

Neil M. Ebner
Vice President Finance and Chief Financial Officer

March 27, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of UBICS, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UBICS, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBICS, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
February 18, 2002

UBICS, INC.

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,088	$10,477
Accounts receivable, net of allowance for doubtful accounts of $500 and $1,100, respectively	2,464	5,743
Unbilled receivables	1,665	2,412
Employee advances	50	83
Prepaids and other	1,051	683
Deferred tax asset	761	607
Total current assets	13,079	20,005
Property and equipment:		
Leasehold improvements	135	40
Vehicles	92	89
Computer equipment and software	1,318	2,214
Furniture and fixtures	714	696
Office and other equipment	—	93
Total property and equipment	2,259	3,132
Accumulated depreciation	(1,264)	(849)
Net property and equipment	995	2,283
Goodwill, net of accumulated amortization of $290 and $56, respectively	4,376	1,627
Notes receivable	983	983
Deferred tax asset and other long-term assets	1,175	—
Total assets	$20,608	$24,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,172	$ 2,649
Payroll liabilities	2,323	2,246
Other current liabilities	1,935	357
Deferred revenue	91	—
Due to affiliates, net	10	—
Total current liabilities	5,531	5,252
Long-term liabilities	100	322
Total liabilities	5,631	5,574
Minority interest in consolidated subsidiary	13	—
Common stock, subject to redemption, $0.01 par value, 183,200 shares issued and outstanding	550	550
Stockholders' equity:		
Preferred stock, $0.01 par value, 2,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 20,000,000 shares authorized, 7,003,324 and 6,849,151 shares issued, respectively	70	68
Additional paid-in capital	14,171	14,035
Treasury stock—220,115 and 20,200 shares, respectively, at cost	(239)	(100)
Retained earnings	423	4,771
Accumulated other comprehensive income/(loss)	(11)	—
Total stockholders' equity	14,414	18,774
Total liabilities and stockholders' equity	$20,608	$24,898

The accompanying notes are an integral part of these consolidated financial statements.

UBICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Revenues	$ 38,895	$ 42,324	$ 37,875
Cost of revenues	28,771	31,344	27,722
Gross profit	10,124	10,980	10,153
Selling, general and administrative expenses	15,631	10,635	8,849
Merger related expenses	—	—	869
Restructuring	892	902	—
Income/(Loss) from operations	(6,399)	(557)	435
Interest income, net	361	659	556
Income before income taxes	(6,038)	102	991
Provision/(Benefit) for income taxes	(1,690)	95	382
Net income/(loss)	$ (4,348)	$ 7	$ 609
Basic and diluted earnings/(loss) per share	$ (0.62)	$ 0.00	$ 0.09
Basic—weighted average shares outstanding	7,025,272	6,746,900	6,479,800
Diluted—weighted average shares outstanding	7,025,272	6,830,545	6,489,258

The accompanying notes are an integral part of these consolidated financial statements.

UBICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders Equity	Comprehensive Income/(Loss)
Balance, December 31, 1998	6,500,000	$65	$13,160	$(100)	$ 4,155	$—	$17,280	
Net income/(loss)	—	—	—	—	609	—	609	$ 609
Balance, December 31, 1999	6,500,000	65	13,160	(100)	4,764	—	17,889	609
Stock grant	100,000	1	252	—	—	—	253	—
Common stock, subject to redemption	(183,200)	(2)	(548)	—	—	—	(550)	—
Issuance of common stock for acquisition of Cobalt Creative, Inc	432,351	4	1,171	—	—	—	1,175	—
Net income/(loss)	—	—	—	—	7	—	7	7
Balance, December 31, 2000	6,849,151	68	14,035	(100)	4,771	—	18,774	7
Issuance of Common Stock for acquisition of DSF Internet Services Private Limited	219,173	3	136	—	—	—	139	—
Redemption of common stock from acquisition of Cobalt Creative, Inc	(65,000)	(1)	—	—	—	—	(1)	—
Acquisition of treasury stock	—	—	—	(139)	—	—	(139)	—
Comprehensive income/(loss): Foreign currency translation adjustments	—	—	—	—	—	(11)	(11)	(11)
Net income/(loss)	—	—	—	—	(4,348)	—	(4,348)	(4,348)
Balance, December 31, 2001	7,003,324	$70	$14,171	$(239)	$ 423	$ (11)	$14,414	$(4,359)

The accompanying notes are an integral part of these consolidated financial statements.

UBICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income/(loss)	$(4,348)	$ 7	$ 609
Adjustments to reconcile net income / (loss) to net cash used by operating activities—			
Depreciation	684	379	300
Amortization of goodwill	234	56	—
Asset impairment	618	—	—
Loss on asset abandonment	288	—	—
Stock based compensation	—	253	—
Changes in operating assets and liabilities—			
Accounts receivable, net	3,666	(1,559)	49
Unbilled receivables	747	(49)	610
Employee advances	33	(31)	112
Other long-term assets	(186)	(733)	(50)
Due to affiliates, net	10	—	174
Deferred tax asset, net	(1,141)	10	(289)
Prepaids and other	(361)	(378)	(41)
Accounts payable	(1,960)	511	(53)
Payroll liabilities	68	477	89
Accrued taxes and other current liabilities	1,383	310	(179)
Long term liabilities	(224)	—	—
Net cash (used) provided by operating activities	(489)	(747)	1,331
Cash flows from investing activities:			
Purchases of property and equipment	(177)	(415)	(774)
Merger related expenses	(119)	(388)	—
Cash paid for acquisitions, net of Cash acquired	(2,475)	—	—
Net cash used by investing activities	(2,771)	(803)	(774)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	(2)	—	—
Purchase of treasury stock	(138)	—	—
Net cash used by financing activities	(140)	—	—
Effect of currency translation on cash	11	—	—
Net increase (decrease) in cash and cash equivalents	(3,389)	(1,550)	557
Cash and cash equivalents, at beginning of year	10,477	12,027	11,470
Cash and cash equivalents, at end of year	$ 7,088	$10,477	$12,027
Supplemental data:			
Cash payments for income taxes	$ 127	$ 297	$ 752
Stock issued for purchase of Cobalt Creative, Inc	$ —	$ 1,175	$ —
Stock issued for purchase of DSF Internet Services Private Limited	$ 138	$ —	$ —
Fair value of:			
Assets acquired	$ 3,660	$ —	$ —
Liabilities assumed	(685)	—	—
Cash paid for acquisition	(2,588)	—	—
Acquisition related expenses	(119)	—	—
Stock issued for acquisition	(138)	—	—
Minority interest	(17)	—	—
Cash acquired	$ 113	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations:

UBICS, Inc. ("UBICS" or "the Company"), a Delaware corporation, provides information technology professional services to large and mid-sized organizations. The Company provides its clients with a wide range of professional services in such areas as web design and development, client/server design and development, enterprise resource planning package implementation and customization, e-commerce applications design and development, applications maintenance programming and database and systems administration.

2. Summary of Significant Accounting Policies:

The accompanying financial statements reflect the application of the following significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue on its time-and-materials contracts as the services are performed for clients and upon completion for its website design and development services, which are performed on a fixed price basis.

Accounts Receivable

The Company extends credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large companies, major systems integrators and governmental agencies.

Unbilled Receivables

Unbilled receivables represent time and materials provided to customers in the last month of each fiscal period, which are billed early in the following month.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the properties as follows:

	Years
Computer equipment and software	3
Furniture and fixtures	5
Leasehold improvements	Term of Lease
Vehicles	5

To conform with lives more predominantly used in the industry, in the quarter ended September 30, 2001 the Company changed the estimated useful life for the Company's computers to three years from five years and changed the useful life of furniture and equipment to five years from seven years. The effect of the change was $118,000, and is included in the selling, general and administrative expenses on the consolidated statements of operations for the year end December 31, 2001.

Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents—The carrying amount approximates fair value because of the short maturity of those instruments.

Accounts Receivable and Accounts Payable—The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and accounts payable are approximately equivalent. All other financial instruments are classified as current and will be utilized within the next operating cycle.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company has evaluated its deferred tax asset and recorded a valuation allowance where appropriate.

Historically, the government of India has provided incentives, in the form of tax holidays, to encourage foreign investment. The Company's operation in India was eligible for a tax holiday for a five-year period beginning in 1997.

Currency Translation Adjustment

The financial statements of foreign subsidiaries are translated using the exchange rate in effect at year-end for balance sheet accounts and the average exchange rate in effect during the year for revenue and expense accounts.

The Company's functional currency for financial reporting purposes is the U.S. Dollar. The Company generally invoices its clients and pays expenses in the local currency of the country in which the client is located. Statements of Operations translation gains and losses arising from differences between the functional and local currencies are recognized in the Consolidated Statements of Operations and have not had a significant impact on the results of operations. Balance Sheet gains and losses as a result of fluctuations in foreign currency exchange rates are recognized in the Consolidated Statements of Changes in Stockholders' Equity as a component of accumulated other comprehensive income/(loss). The Company continually evaluates the economic conditions of each country in which it operates, and bases its foreign currency accounting policies on those assessments.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Accounting for Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective January 1, 2002. The Company is

currently evaluating the effect that the adoption of the goodwill impairment provisions of SFAS No. 142, that are effective January 1, 2002, will have on its consolidated results of operations and financial position. The adoption of SFAS No. 142 may have a material adverse effect on consolidated results of operation and financial position. Goodwill amortization of $259,036 per annum will no longer be recorded beginning January 1, 2002.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and ARB No. 51, "Consolidated Financial Statements". This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently evaluating the impact of this statement on its consolidated financial position and results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

3. Other Current Liabilities:

Other current liabilities consist of the following as of December 31 (dollars in thousands):

	2001	2000
Restructuring reserve	$ 539	$200
Subcontractor accrual	407	—
Payroll taxes and payroll related	263	—
Medical insurance claims	184	—
Other	542	157
	$1,935	$357

4. Major Customers and Concentrations of Credit Risk:

The Company has derived a significant portion of its revenues from a relatively limited number of clients.

The following table presents the Company's largest clients during each of the years ended December 31, 2001, 2000 and 1999 and the approximate percentage of revenue from each client for the respective periods:

	Year Ended December 31,		
	2001	2000	1999
The Hartford	9%	6%	5%
Electronic Computer Services	5%	5%	7%
Advent Inc.	3%	—	—
MRJ Technology Solutions	2%	2%	—
Visual Services	2%	5%	1%
Dana Corporation	—	2%	4%
Others, individually and collectively less than 10% of revenue	—	—	4%
Total of Five Largest Clients	21%	20%	21%

The Company grants credit to clients based upon management's assessment of their creditworthiness. The Company's revenues and resulting accounts receivable are derived primarily from large and mid-sized organizations in various industries throughout the U.S.

5. Commitments and Contingencies:

The Company leases real estate and facilities at several locations. Lease expenses charged to operations were $694,941, $728,364 and $581,283 respectively, for the years ended December 31, 2001, 2000 and 1999.

Minimum future rental payments under non-cancelable operating leases for each of the next five years are as follows :

Year Ending December 31,	
2002	$812,850
2003	531,480
2004	164,045
2005	97,313
2006	80,558

The Company's CEO has a guaranteed bonus as part of his employment agreement. Pursuant to his employment agreement, the CEO is guaranteed a bonus of $200,000, $200,000, and $100,000 respectively, for the years ended December 31, 2002, 2001, and 2000. The $100,000 guaranteed in 2000 was a signing bonus. $100,000 of the 2002 bonus was accrued on the consolidated balance sheets as of December 31, 2001.

The Company is a defendant in certain legal proceedings arising out of the conduct of its businesses. In the opinion of management, based upon its investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the consolidated financial position, results or operations or liquidity of the Company.

6. Related Party Transactions:

Effective April 1, 2001, the Company has renewed an agreement to sublease office space from United Breweries of America. The new terms of the agreement require the Company to pay United Breweries of America $7,700 per month through March 31, 2003. The Company paid $79,800 in 2001 related to this agreement. A total of $161,700 was charged to the restructuring charge for unused office space.

During 2001, UBICS provided Amplified Holdings, Inc. ("Amplified") with services for which it billed Amplified a total of $121,048. In May, 2001, Amplified ceased doing business and was subsequently dissolved following a public foreclosure sale of its assets by it senior secured creditors. Prior to dissolution, Amplified had paid UBICS a total of $39,750 for its services, leaving an unpaid balance of $81,298, which was written off as of December 31, 2001. Christopher C. Melton, Sr., a director of UBICS, was Chief Executive Officer and a Director of Amplified prior to its dissolution, and is currently President and Chief Executive Officer of CNP, Inc. ("CNP"), which acquired the assets of Amplified in the foreclosure sale. During 2001, UBICS provided CNP with services for which it billed CNP a total of $56,522, all of which has been paid by CNP.

As of December 31, 2001, DSF has a payable on its books for a loan made to DSF by its Chief Executive Officer and his spouse in the amount of $10,174.

In 2000, Cobalt Creative, Inc. paid $100,000 as a finder's fee to eSeed Capital, LLC. in connection with the Company's acquisition of Cobalt Creative, Inc. One of the directors of the Company is a managing partner of eSeed Capital.

7. Stock-Based Compensation:

Effective September 2, 1997, the Company adopted the 1997 Stock Option Plan (the "Plan") for directors, executive officers and other key employees. The Compensation Committee of the Board of Directors is

authorized to grant stock options (with or without stock appreciation rights). The Plan provides for the issuance of up to 1,800,000 stock options at no less than the market value of the stock at the date of grant. The Company accounts for the Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees". Had compensation costs for the Plan been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), net income for the years ended December 31, 2001, 2000 and 1999 would have been reduced by $647,000, $539,000 and $720,000, respectively, and basic and diluted earnings per share would have been reduced by $0.09, $0.08 and $0.11 per share, respectively, for the same period.

In 2000, the Company granted stock appreciation rights in connection with the grant of 300,000 stock options at an exercise price of $3.22 per share to the Company's new President & CEO. Since the market value of the Company's common stock at December 31, 2001 and 2000 was less than $3.22 per share, no compensation expense was recorded under this grant for these years.

In 2001, 2000 and 1999 options covering a total of 35,000, 824,000 and 125,000 shares, respectively, of Common Stock were granted under the Plan. The right to purchase shares upon exercise of these options expires 10 years from the date of grant or earlier if an option holder ceases to be employed by the Company. A summary of stock option activity follows:

	December 31, 2001		December 31, 2000		December 31, 1999	
Number of shares	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of period	1,322,000	$5.44	536,000	$8.82	418,000	$10.78
Granted	35,000	$3.22	824,000	$3.20	125,000	$ 2.35
Exercised	—	—	—	—	—	—
Lapsed and forfeited	399,000	$6.32	38,000	$4.56	7,000	$10.51
Options outstanding, end of period	958,000	$4.57	1,322,000	$5.44	536,000	$ 8.82
Options exercisable, end of period	580,332	$5.44	650,645	$7.41	286,980	$ 9.98

Stock options outstanding at December 31, 2001

	Options Outstanding			Options Exercisable	
Exercise Price	Options	Weighted Average Remaining Contractual life (Yrs)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$ 1.88	20,000	7.84	$ 1.88	20,000	$ 1.88
$ 2.47	50,000	7.83	$ 2.47	33,333	$ 2.47
$ 2.50	35,000	7.92	$ 2.50	35,000	$ 2.50
$ 2.63	20,000	8.50	$ 2.63	20,000	$ 2.63
$ 3.00	25,000	8.32	$ 3.00	25,000	$ 3.00
$ 3.22	519,000	8.46	$ 3.22	207,999	$ 3.22
$ 3.47	25,000	8.34	$ 3.47	25,000	$ 3.47
$ 3.54	75,000	8.29	$ 3.54	25,000	$ 3.54
$ 5.50	4,000	6.70	$ 5.50	4,000	$ 5.50
$10.00	135,000	5.83	$10.00	135,000	$10.00
$11.00	30,000	0.83	$11.00	30,000	$11.00
$13.75	20,000	6.50	$13.75	20,000	$13.75
	958,000	7.72	$ 4.57	580,332	$ 5.44

Summary of stock options	Stock Option Price
Weighted average fair value of options granted during 2001*	$0.61
Weighted average fair value of options granted during 2000*	$2.18
Weighted average fair value of options granted during 1999*	$4.26

* The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk free interest rate	3.15% to 4.62%	5.76% to 6.74%	4.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life of options	3 years	3 years	3 years
Expected volatility rate	104%	101% to 108%	75.0%

There were 842,000 shares reserved for future grants under the Plan at December 31, 2001.

8. Employee Benefit Plan:

The Company has an Employee Retirement Savings Plan (the "Retirement Plan") under section 401(k) of the Internal Revenue Service Code that covers substantially all U.S.-based employees. Eligible employees may contribute up to 20% of eligible compensation, subject to limits in the Internal Revenue Service Code.

9. Income Taxes:

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized for temporary differences between the tax and financial bases of the Company's assets and liabilities, using the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31,		
	2001	2000	1999
Federal income taxes at the statutory rate	$(2,052,920)	$87,428	$330,927
Foreign income taxes at the statutory rate	137,355	—	—
State income taxes, net of federal benefit	(415,100)	7,481	51,444
Other income taxes	226,024	—	—
Valuation allowance	415,100	—	—
Provision for income taxes	$(1,689,541)	$94,909	$382,371

The components of income before taxes for U.S. and foreign were $5,721,000 and $317,000, respectively, for 2001. For 2000 and 1999 income related solely to the U.S.

The provision for income taxes as shown in the accompanying statement of operations for the years ended December 31, 2001, 2000 and 1999 included the following components:

	December 31,		
	2001	2000	1999
Current federal provision	$ (584,666)	$177,553	$ 580,477
Current state provision	(415,100)	29,729	90,659
Deferred federal provision	(868,117)	(90,125)	(249,550)
Deferred state provision	(236,758)	(22,248)	(39,215)
Valuation allowance	415,100	—	—
Provision for income taxes	$(1,689,541)	$ 94,909	$ 382,371

The components of the net deferred tax asset as of December 31, 2001 and 2000 were as follows:

	December 31,	
	2001	2000
Deferred tax asset:		
Allowance for doubtful accounts	$ 170,000	$ 445,500
Accrued liabilities	587,968	161,433
Net operating losses and tax credit carryforwards	1,644,654	—
Deferred tax asset	2,402622	606,933
Valuation allowance	(415,100)	—
Deferred tax asset, net	1,987,522	606,933
Deferred tax liability:		
Property and equipment	(240,976)	(122,358)
Deferred tax asset, net	$1,746,546	$ 484,575

Included in deferred tax assets as of December 31 ,2001, are unrealized tax benefits of approximately $10,500,000 related to net operating loss carryforwards. The realization of these tax benefits is contingent upon the future taxable net income generated by the Company. Of this amount, $3,171,000 relates to U.S. federal net operating losses, which expire in 2021, $411,000 relates to net operating losses in the United Kingdom, which can be carried forward indefinitely, and $6,918,000 relates to state net operating losses, The life of the carryforwards is determined by various state taxing jurisdictions with expiration dates ranging from 2006 through 2021. The Company has recognized a valuation allowance that reduces the carrying value of the unrealized deferred tax benefits relating to the state net operating loss carryforwards to offset the deferred tax benefits that may not be realized.

10. Earnings Per Common Share:

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which establishes new standards for computing and presenting earnings per share.

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year adjusted for the assumed conversion of all dilutive securities.

The following table sets forth the computation of earnings per share for the periods indicated:

	(Dollars in thousands, except per share data) Year ended December 31,		
	2001	2000	1999
Basic earnings per share			
Net income/(loss)	$ (4,348)	$ 7	$ 609
Divided by:			
Weighted average common shares	7,025,272	6,746,900	6,479,800
Basic earnings/(loss) per share	$ (0.62)	$ 0.00	$ 0.09
Diluted earnings per share			
Net income/(loss)	$ (4,348)	$ 7	$ 609
Divided by:			
Weighted average common shares	7,025,272	6,746,900	6,479,800
Dilutive effect of common stock equivalents	—	83,645	9,458
Dilutive weighted average common shares	7,025,272	6,830,545	6,489,258
Diluted earnings/(loss) per share	$ (0.62)	$ 0.00	$ 0.09

The exercise price of stock options to purchase an aggregate of 958,000, 402,000 and 411,000 shares in 2001, 2000 and 1999 respectively, was less than the average stock price for the year. As such, these options have been excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive.

11. Acquisitions:

The Company completed the acquisition of all of the outstanding common stock of Oakwood Technical Services Limited, European Software Services (UK) Limited and Reflex I.T. Solutions Limited (collectively referred to as "Oakwood") in the United Kingdom on March 30, 2001 for a consideration of 1.4 million Pounds Sterling or approximately US$2.0 million. The 1.4 million Pounds Sterling was to be paid to the escrow agent as follows: 1.1 Million Pounds Sterling paid on the purchase date, 151,667 Pounds Sterling paid twelve months after the closing and the remaining 151,667 Pounds Sterling eighteen months after the closing. On December 21, 2001 the parties agreed to reduce the purchase price to 1.1 million Pounds Sterling or approximately US$1.6 million, thereby eliminating the Company's obligation to make subsequent payments to the escrow agent. The Company felt the acquisition was necessary to expand its European presence. Oakwood engages in the business of information, consulting and technical services ranging from high-level strategic human resources planning to project outsourcing and on-site consulting. The Oakwood acquisition expanded the Company's presence in the European market. The results of Oakwood's operations have been included in the consolidated financial statements since April 1, 2001. The consideration of 1.1 million Pounds Sterling was paid to the escrow agent on the closing and is to be distributed to the seller as follows:

(a) First installment of 490,000 Pounds Sterling on closing

(b) Second installment of 303,333 Pounds Sterling six months after the closing date

(c) Third installment of 60,667 Pounds Sterling on January 1, 2002

(d) Fourth installment of 60,666 Pounds Sterling on April 1, 2002

(e) Fifth installment of 60,667 Pounds Sterling on July 1, 2002

(f) Sixth installment of 60,666 Pounds Sterling on October 1, 2002; and

(g) Seventh and final installment of 60,667 Pounds Sterling on December 31, 2002.

The excess of the purchase price over the net assets acquired ($1,822,583) has been allocated to goodwill. None of the goodwill is expected to be deductible for tax purposes. The Company was willing to pay the purchase price, which included the aforementioned goodwill, based on a 20% revenue growth rate in 2000 over the prior year and projected future growth rates of approximately 10 - 20% annually. The revenue growth was not guaranteed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Current assets	$ 499
Net property and equipment	34
Goodwill	1,823
Total assets acquired	2,356
Current liabilities	655
Total liabilities	655
Net assets acquired	$1,701

The Company, through its UBIX Computer Services subsidiary, completed the acquisition of seventy percent (70%) of the equity share capital of DSF Internet Services Private Limited ("DSF") in India on September 6, 2001 for a consideration of US$825,000. DSF engages in the business of offshore development of

software, including video/audio streaming, web designing and content management. The Company believed the acquisition was necessary to obtain cost effective offshore capabilities. The DSF acquisition provides the Company an offshore development option for its clients. The results of DSF's operations have been included in the consolidated financial statements since that date. UBICS also paid $175,000 and issued 219,173 shares of the common stock of the Company to Fifth Dimension Limited for its mediation services in connection with the transaction. The $825,000 purchase price is payable as follows:

(a) An amount of $87,500 was paid by wire transfer to the seller as a down payment on June 5, 2001

(b) An amount of $125,000 was paid to the seller on the closing date

(c) An amount of $612,500 was deposited into an escrow account on September 28, 2001. Of such amount, $112,500 may be released to the seller six months after the closing date, $200,000 may be released to the seller on the first anniversary of the closing date, $200,000 may be released to the seller eighteen months after the closing date, and the remaining $100,000 may be released to the seller on the later of:

i. May 30, 2003

ii. Ten days after all taxes payable by DSF in connection with the agreement have been determined

iii. The business day following the date that UBICS receives payment of the working capital adjustment, if any, under the agreement.

The $175,000 was paid to Fifth Dimension on the closing date. The 219,173 shares of the common stock of the Company were issued to Fifth Dimension on the closing date and deposited into escrow. The shares may be released to Fifth Dimension as follows:

(a) 65,752 shares of the common stock of the Company may be released to Fifth Dimension at any time on or after the closing date

(b) Second installment of 43,835 shares of the common stock of the Company may be released to Fifth Dimension six months after the closing date

(c) Third installment of 43,835 shares of the common stock of the Company may be released to Fifth Dimension on the first anniversary of the closing date

(d) Fourth installment of 43,835 shares of the common stock of the Company may be released to Fifth Dimension eighteen months after the closing date

(e) Fifth installment of 21,916 shares of the common stock of the Company may be released to Fifth Dimension on the later of:

i. May 30, 2003

ii. Ten days after all taxes payable by DSF in connection with the agreement have been determined

iii. The business day following the date that UBICS receives payment of the working capital adjustment, if any, under the agreement

The excess of the purchase price over the net assets acquired ($1,166,848) has been allocated to goodwill. None of the goodwill is expected to be deducible for tax purposes. The Company was willing to pay the purchase price, which included the aforementioned goodwill, based on a 39% revenue growth rate in 2000 over the prior year and projected future growth rates of approximately 15-20% annually. The revenue growth was not guaranteed.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands).

Current assets	$ 81
Net property and equipment	51
Intangible assets	5
Goodwill	1,167
Total assets acquired	1,304
Current liabilities	147
Long-term liabilities	2
Total liabilities	149
Net assets acquired	$1,155

The Company has consolidated the results of operations for each of the acquired entities as of the respective merger date. The following table reports pro forma information as if the acquisition of Oakwood and DSF had been completed at the beginning of the stated periods (unaudited, in thousands, except per share amounts):

		Year Ended December 31	
		2001	2000
Revenues	As reported	$38,895	$42,324
	Pro forma	39,806	45,824
Net income/(loss)	As reported	$ (4,348)	$ 7
	Pro forma	(4,323)	(105)
Basic and diluted earnings/(loss) per share	As reported	$ (0.62)	$ 0.00
	Pro forma	(0.62)	(0.02)

12. Stock Grant and Common Stock Subject to Redemption:

In connection with the employment of the Company's President & CEO (CEO), the Company granted the CEO 100,000 shares of the Company's common stock. The market value of the shares at the date of the grant of $253,000 is included in selling, general and administrative expenses in 2000.

In addition, the CEO purchased 183,200 shares of the Company's common stock from the Company's controlling stockholder for $732,800. The Company loaned the CEO the funds to purchase these shares. In addition, the Company granted the CEO a put related to these shares at $3.00 per share. The put value of these shares is shown as shares subject to redemption in the accompanying consolidated balance sheets.

Until the note is repaid, the Company will record compensation expense if the market value of the shares purchased exceeds the CEO's purchase price. When the note is repaid, the Company will record compensation expense if the market value of these shares is lower than the CEO's put price. No expense was recorded in 2001 or 2000 under this agreement.

13. Restructuring:

During 2001, the Company recorded a restructuring charge of $892,000, of which approximately $460,000 was associated with a write-off of unused office space, approximately $170,000 was related to merging the Company's UB Interactive division with its SquareRadius subsidiary, approximately $160,000 was associated with a write-off of obsolete assets, and approximately $100,000 was related to the elimination of 32 technical, sales & marketing and management positions.

During 2000, the Company recorded a restructuring charge of $902,000, of which $450,000 was related to a payable to the Company's former Chief Executive Officer as part of his severance agreement, $100,000 was related to a signing bonus paid to the Company's new Chief Executive Officer pursuant to his employment agreement and $352,000 represented the value of 100,000 shares of common stock granted to the Company's new Chief Executive Officer pursuant to his employment agreement.

As of December 31, 2001, $639,000 of the restructuring charge was still remaining as accrued on the balance sheet. The table below identifies the significant components of the accrual balance remaining (in thousands):

	Rent Payments for Unused Office Space	Write-off of Obsolete Assets	Severance	Stock Bonus	Total
Beginning balance January 1, 2000	$—	$—	$—	$—	$—
Amounts provided in 2000	—	—	450	352	802
Amounts paid in 2000	—	—	150	252	402
Balance at December 31, 2000	$—	$—	$300	$100	$400
Beginning balance January 1, 2001	$—	$—	$300	$100	$400
Amounts provided in 2001	460	160	—	—	620
Amounts paid in 2001	56	132	100	93	381
Balance at December 31, 2001	$404	$ 28	$200	$ 7	$639

14. Quarterly Financial Information (unaudited):

	(In thousands except per share data) Quarter Ended			
	Mar. 31, 2001	June 30, 2001	Sep. 30, 2001	Dec. 31, 2001
Revenues	$10,777	$10,599	$ 9,334	$ 8,185
Cost of revenues	8,616	7,740	6,369	6,046
Gross profit	2,161	2,859	2,965	2,139
Selling, general and administrative expenses	3,409	3,783	5,871	2,568
Restructuring	—	—	892	—
Income/(Loss) from operations	(1,248)	(924)	(3,798)	(429)
Interest income, net	146	101	70	44
Income/(Loss) before income taxes	(1,102)	(823)	(3,728)	(385)
Provision/(Benefit) for income taxes	(387)	(288)	(1,528)	513
Net income/(loss)	$ (715)	$ (535)	$ (2,200)	$ (898)
Basic and diluted earnings/(loss) per share	$ (0.10)	$ (0.08)	$ (0.31)	$ (0.13)

	(In thousands except per share data) Quarter Ended			
	Mar. 31, 2000	June 30, 2000	Sep. 30, 2000	Dec. 31, 2000
Revenues	$ 9,319	$10,213	$11,593	$11,199
Cost of revenues	6,888	7,435	8,378	8,643
Gross profit	2,431	2,778	3,215	2,556
Selling, general and administrative expenses	2,317	2,407	2,753	3,158
Restructuring	—	902	—	—
Income/(Loss) from operations	114	(531)	462	(602)
Interest income, net	158	171	159	171
Income/(Loss) before income taxes	272	(360)	621	(431)
Provision/(Benefit) for income taxes	105	(11)	302	(301)
Net income/(loss)	$ 167	$ (349)	$ 319	$ (130)
Basic and diluted earnings/(loss) per share	$ 0.03	$ (0.05)	$ 0.05	$ (0.02)

Earnings per share amounts for each quarter are required to be computed independently and, therefore, may not equal the amount calculated for year end.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information required by this item is incorporated by reference to the information in the registrant's definitive proxy statement to be filed with the Commission on or about April 17, 2002 in connection with its 2002 annual meeting of stockholders (the "2002 Proxy Statement") under the captions "Election of Directors" and "Executive Officers".

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to the information in the registrant's 2002 Proxy Statement under the caption "Executive Compensation", provided that the information in such Proxy Statement under the captions "Stock Performance Graph" and "Compensation Committee Report on Executive Compensation" are not incorporated by referenced herein.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item is incorporated by reference to the information in the registrant's 2002 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers."

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is incorporated by reference to the information in the registrant's 2002 Proxy Statement under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) 1. Financial Statements

The following financial statements of the registrant are included on pages 18 to 34 of this Form 10-K and the report of independent public accountants is included on page 17 of this Form 10-K:

Consolidated Balance Sheets as of December 31, 2001 and 2000

Consolidated Statements of Operations for the years ended December 31, 2001, 2000, and 1999

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2001, 2000, and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000, and 1999

2. Financial Statement Schedules

The following consolidated financial statement schedules shown below should be read in conjunction with the financial statements on pages 18 to 34 of this Form 10-K. All other schedules are omitted because

they are not applicable or the required information is shown in the consolidated financial statements or Notes thereto.

The following items appear immediately following the signature page:

Report of Independent Public Accountants on Supplemental Schedules Financial Statement Schedules:

Valuation and Qualifying Accounts for the three years in the period ended December 31, 2001.

3. Exhibits:

3.1 Amended and Restated Certificate of Incorporation of UBICS, Inc. (1)

3.2 Amended and Restated Bylaws of UBICS, Inc. (1)

10.1 UBICS, Inc. 1997 Stock Option Plan (2)

10.2 Noncompetition Agreement dated October 27, 1997 among the Company, Vijay Mallya and UB Information Consultancy Services, Ltd. (3)

10.3 Employment Agreement between the Registrant and Vijay Mallya (3)

10.4 Employment Agreement dated September 1, 1999 between the Registrant and Dennis M. Stocker (4)

10.5 Agreement of Severance, Waiver and Release dated March 18, 1999 between the Company and Manohar B. Hira (5)

10.6 Services Agreement dated October 27, 1997 among the Company, Vijay Mallya and United Breweries Limited (3)

10.7 Form of Director Indemnification Agreement (3)

10.8 Form of Sublease and Consent among the Company, Marin Executive Park and United Breweries of American, Inc. (3)

10.9 Noncompetition Agreement dated October 27, 1997 among the Company, Vijay Mallya and United Breweries Limited (3)

10.10 Noncompetition Agreement dated October 27, 1997 among the Company, Vijay Mallya and UB International Limited (3)

10.11 Services Agreement dated October 27, 1997 among the Company, Vijay Mallya and UB International Limited (3)

10.12 Lease Agreement dated June 30, 1998 between the Company and Stealth Technology Associates (6)

10.13 Amendment to Agreement of Severance Waiver and Release dated December 1, 1999 between the Company and Manohar B. Hira (7)

10.14 Amendment No. 2 to Agreement of Severance Waiver and Release dated as of March 31, 1999 between the Company and Manohar B. Hira (7)

10.15 Amendment No. 3 to Agreement of Severance Waiver and Release dated as of March 31, 1999 between the Company and Manohar B. Hira (8)

10.16 Employment Agreement dated June 7, 2000 between the Company and Robert C. Harbage (9)

10.17 Acquisition and Stock Exchange Agreement dated July 5, 2000 among the Company, Cobalt Creative, Inc. and the Shareholders of Cobalt Creative, Inc. (9)

10.18 Share Purchase Agreement dated as of March 30, 2001 between UBICS, Inc. and Teksys, Inc. (10)

10.19 Employment Agreement dated June 18, 2001 between the Company and Neil Ebner (11)

10.20 Share Purchase Agreement dated as of September 4, 2001 between UBIX Computer Services Limited and Anmol Tar and Vani Taneja (12)

10.21 Amendment to Share Purchase Agreement dated as of December 21, 2001 between UBICS, Inc. and Teksys, Inc.

21 Subsidiaries of the Registrant

99.1 Management Representations Regarding Arthur Andersen LLP

---

(1) Incorporated by reference to the registrant's Registration Statement on Form S-1, No. 333-35171, filed September 8, 1997.
(2) Incorporated by reference to the registrant's Schedule 14A filed on November 15, 2000.
(3) Incorporated by reference to Post-Effective Amendment No. 1, to the registrant's Registration Statement on Form S-1, No. 333-35171, filed October 29, 1997.
(4) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.
(5) Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(6) Incorporated by reference to the registrant's Quarterly Report on Form 10-A for the quarter ended September 30, 1998.
(7) Incorporated by reference to the registrant's Annual Report on Form 10-K for the year ended December 31, 1998.
(8) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999
(9) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(10) Incorporated by reference to the registrant's current report on Form 8-K filed on April 16, 2001.
(11) Incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(12) Incorporated by reference to the registrant's current report on Form 8-K filed on September 21, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused the report to be signed on its behalf by the undersigned thereunto duly authorized.

UBICS, INC.
(Registrant)

By: /s/ ROBERT HARBAGE

Robert Harbage
President & CEO

March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons have signed this report in the capacities indicated on March 29, 2002.

/s/ VIJAY MALLYA

Vijay Mallya
Chairman and Director

/s/ ROBERT HARBAGE

Robert Harbage
President, CEO and Director
(Principal Executive Officer)

/s/ NEIL M. EBNER

Neil M. Ebner
Vice President, Finance,
Chief Financial Officer and Secretary
(Principal Finance & Accounting Officer)

/s/ SCOTT HELDFOND

Scott Heldfond
Director

/s/ KENT D. PRICE

Kent D. Price
Director

/s/ CHRISTOPHER C. MELTON, SR.

Christopher C. Melton, Sr.
Director

/s/ RAHUL MERCHANT

Rahul Merchant
Director

/s/ MANOHAR B. HIRA

Manohar B. Hira
Director

SCHEDULE II

UBICS, INC.

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for Uncollectible Accounts				
December 31, 2001	$1,100	$1,400	$2,000	$ 500
December 31, 2000	885	215	—	1,100
December 31, 1999	305	580	—	885
Restructuring Charge				
December 31, 2001	300	892	560	632
December 31, 2000	—	902	602	300
December 31, 1999	—	—	—	—